VIA E-MAIL

March 27, 2013

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:           Nordion Inc.
Form 40-F for fiscal year ended October 31, 2012
Filed January 28, 2013
File No. 1-15016

Dear Mr. Vaughn:

Nordion Inc. (“Nordion” or “the Company”) acknowledges receipt of your comment letter dated March 14, 2013. The Company’s responses have been provided below for each comment.

SEC Comment:
Report of Independent Registered Accounting Firm on Internal Control, page 1 Independent auditors’ report of registered public accounting firm, page 2

1.
We note that your independent registered public accounting firm signed its reports as Ernst & Young, Chartered Accountants even though it appears to be registered with the United States’ Public Company Oversight Board (PCAOB) as Ernst & Young LLP. Please have your auditor confirm that it is authorized to sign its reports using that name, or otherwise, confirm that in future filings it will sign all reports using the PCOAB registered name of the firm – i.e., Ernst & Young LLP.

Nordion’s Response
 We confirmed with our independent auditors at Ernst & Young LLP that they will sign all future reports using the PCOAB registered name of the firm – i.e., Ernst & Young LLP, in our future filings.

SEC Comment:
Note 2. Summary of Significant Accounting Policies, page 7

2.
We note your disclosure of estimated litigation accruals in Notes 10 and 18. Please revise future filings to include your accounting policy for loss contingencies in the notes to the audited financial statements. Refer to FASB Accounting Standards Codification 235-10-50-1.

Nordion’s Response

The Company’s “Use of estimates” disclosure in “Note 2, Summary of Significant Accounting Policies” was intended to describe our accounting policy for loss contingencies. However, with a view towards enhanced disclosure and in accordance with FASB Accounting Standards Codification 235-10-50-1, the Company intends to include the following disclosure regarding its accounting policy related to loss contingencies in the Company’s 2013 annual report:

“Commitments and Contingencies – Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but will only be resolved when one or more future events occur or fail to occur. Such liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources, are recorded when the Company assesses that it is probable that a liability has been incurred and the amount can be reasonably estimated. Recoveries of costs from third parties, which the Company assesses as being probable of realization, are recorded to the extent of related contingent liabilities accrued. Legal costs incurred in connection with matters relating to contingencies are expensed in the period incurred. The Company records gain contingencies only when realized.”

SEC Comment:
– Revenue recognition, page 9
3.
We note your disclosures here regarding your revenue recognition policy related to arrangements with multiple deliverables. Please provide us with additional details regarding your consideration of paragraph 605-25-25-5 of the FASB Accounting Standards Codification. Specifically, tell us and revise future filings to explain how you considered whether each of the delivered elements has value to the customer on a standalone basis.

Nordion’s Response

The Company’s revenue recognition policy related to arrangements with multiple deliverables refers primarily to cobalt sterilization equipment (i.e., production irradiators) that are designed, constructed, tested and then shipped to the customer’s specified location for installation and final testing. The core technology, design and functionality of a production irradiator are standard in the industry. In accordance with ASC 605-25-25-5(a), the Company considers that a production irradiator unit shipped has standalone value to its customer as the customer could resell the unit and recapture a substantial portion of its original cost although such resale seldom happens. Further supporting the standalone value of the unit shipped is that its installation does not require highly specialized knowledge or customized services. Currently, there are five to six competitors around the world who could perform similar installation services though typically it is more cost effective for a customer to have its manufacturer install the unit. In other words, the standalone value of the unit shipped would not significantly diminish even without the Company’s installation service.

When a production irradiator unit is shipped to a customer, the Company records revenue for the unit sold as the Company’s obligation has been substantially completed. Prior to recording revenue on such transactions we determine that the criteria for customer acceptance are objectively verifiable, resulting in no uncertainty that they will be met. After installation of the unit shipped, the customer signs an acceptance certificate, which then triggers the final portion of revenue (i.e., installation portion – typically 15% to 20% of total sales amount) to be recognized. By signing the acceptance certificate, the customer accepts the commissioned equipment supplied and installed by the Company.

In Staff Accounting Bulletin No. 104, Topic 13:A.3.b, Question 1 (ASC 605-10-S99-1) addresses whether circumstances exist in which formal customer sign-off (that a contractual customer acceptance provision is met) is unnecessary to meet the requirements to recognize revenue. The interpretive response is that customer sign-off is not always necessary to recognize revenue provided the seller objectively demonstrates that the criteria specified in the acceptance provisions are satisfied, and given that all other revenue recognition criteria have been met.

Based on Staff Accounting Bulletin No. 104, Topic 13:A.3.b, Question 1(c) (ASC 605-10-S99-1), the Company is of the view that its current accounting treatment of recognizing revenue at the time of shipment is acceptable, as there is no uncertainty regarding meeting the acceptance provisions based on the facts that seller-specified objective criteria and all other revenue recognition criteria have been met. Based on the Company’s history of similar transactions, there have been no instances of customer non-acceptance, as the Company has continually demonstrated that the delivered product meets the Company’s published specifications.

Currently, up to two of these units are sold each year with a sales value of approximately $1 million to $5 million per unit. In the three most recent fiscal years, total annual revenues attributed to the sale of production irradiator units ranged from $nil to approximately $8 million, of which $nil revenue was for the Company’s fiscal year ended October 31, 2012.  This has represented less than 5% of total Nordion revenues for these periods.

With a view towards enhanced disclosure, the Company will revisit and clarify its revenue recognition accounting policy by considering the following disclosure in the Company’s 2013 annual report, or alternatively consider deleting this particular disclosure given the relatively insignificant amount of revenue subject to this process, especially as the Company currently does not have orders for production irradiators in fiscal 2013, nor did it have any in fiscal 2012:

“[insert]…. The Company’s arrangements with multiple deliverables refers to cobalt sterilization equipment (i.e., production irradiators) that are designed, constructed, tested and then shipped to the customer’s specified location for installation and final testing. The core technology, design and functionality of a production irradiator are standard in the industry. The Company considers that a production irradiator unit shipped has standalone value to its customer and its installation does not require highly specialized knowledge or services. When a production irradiator unit is shipped to a customer, the Company records revenue for the unit sold as the Company’s obligation has been substantially completed. Prior to recording revenue on such transactions, the Company determines that the criteria for customer acceptance are objectively verifiable, resulting in no uncertainty that they will be met.…[insert]”

SEC Comment:
– Revenue recognition, page 9
4.
With a view towards enhanced disclosure in future filings, please provide us with additional details to understand your revenue recognition. For example, discuss the nature of your multiple element arrangements. Also discuss whether you have any post-shipment obligations. Finally, discuss how you evaluate whether there is persuasive evidence of an arrangement.

Nordion’s Response

The majority of the Company’s products are sold on terms that require its customers to take substantially all risks and rewards of ownership of products at specified points during shipment. Generally, revenue is recognized on these transactions at the time risks and rewards of ownership pass to the customer. Product returns, exchanges and warranty obligations are generally insignificant to the Company’s products sold.

With respect to the nature of the Company’s multiple element arrangements, please refer to the discussion and disclosure consideration provided in the Section 3 of this letter.

Typically, the Company’s revenues are not subject to (i) customer acceptance provisions (i.e., product shipped for trial purposes, customer-subjective right of returns, or customer-specified acceptance criteria), (ii) significant product warranty provisions, or (iii) any provisions for other conditions. Therefore, the Company does not have significant post-shipment obligations on its products sold, other than warranty obligations for certain of its sterilization products in a normal and ordinary course of business. Based on the Company’s history, there have been no instances of reversal in revenues due to any of the aforementioned post-shipment obligations as the Company has continually demonstrated that the delivered product meets the Company’s published specifications and eventual customer acceptance.

However, in a hypothetical situation where significant post-shipment obligations were to exist, it is the Company’s accounting policy to defer its revenue recognition until substantially all obligations were objectively satisfied.

Finally, the majority of Company’s revenue transactions are based on a written contract as a persuasive evidence of an arrangement including the specific nature and terms of agreed-upon transactions. Additionally, to a less significant extent, certain of the Company’s revenue transactions are based on binding purchase orders submitted pursuant to master purchasing arrangements between the Company and its respective customers.

With a view towards enhanced disclosure, the Company will revisit and clarify its revenue recognition accounting policy by considering the following disclosure in the Company’s 2013 annual report; for multiple element arrangements, refer to the disclosure consideration provided in the Section 3 of this letter:

“[insert]….The Company recognizes revenue when risks and rewards of ownership have passed to its customers, evidence of an arrangement exists, price is contractually fixed or determinable, collectability is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance. The Company does not have significant post-shipment obligations on its products sold, other than warranty obligations for certain of its products in a normal and ordinary course of business. In the event significant post-shipment obligations were to exist, it is the Company’s accounting policy to defer its revenue recognition until substantially all obligations were objectively satisfied…. [insert]”

In connection with this response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please do not hesitate to contact us.

Sincerely,

NORDION INC.

/s/ Peter Dans

G. Peter Dans
 Chief Financial Officer

cc: Deanna Monaghan, Ernst & Young, LLP